United States
                       Securities and Exchange Commission

                                   Form 12b-25

                                                            SEC File No. 0-50662

                           NOTIFICATION OF LATE FILING


(Check one):  [X] Form 10-K   [  ] Form 20F  [  ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR  [  ] Form N-CSR

                      For Period Ended: September 28, 2008

                       [  ]  Transition Report on Form 10-K
                       [  ]  Transition Report on Form 20-F
                       [  ]  Transition Report on Form 11-K
                       [  ]  Transition Report on Form 10-Q
                       [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION


                           Amish Naturals, Inc.
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Full Name of Registrant


                                   N/A
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Former Name if Applicable


                  6399 State Route 83, Holmesville, Ohio 44633
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Address of Principal Executive Office (Street and Number) City, State and
Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the Company's present financial condition, it has not been able to retain its auditors.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David C. Skinner, Sr.      (330)             674-0998
---------------------   -----------     ------- ----------
        (Name)          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[X]   Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]    Yes    [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There are two significant changes in the Company's Results of Operations:

     1) As of fiscal year end September 28, 2008, the Company's sales were $1,616,299 (unaudited), an 1100% increase from sales of $134,688 for the prior fiscal year end September 30, 2007.

     2. The Operating Loss for the Company has gone from $3,969,625 as of September 30, 2007 to $9,698,273 (unaudited) for the current fiscal year end September 28, 2008.

The increase in sales is due to greater market penetration for the Company's products.


The increase in the Operating Loss is due to increased operating expenses and general and administrative expenses.

                              Amish Naturals, Inc.
                              --------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 29, 2008                By: /s/ David C. Skinner, Sr.
                                            -------------------------
                                            David C. Skinner, Sr., President and
                                            Chief Executive Officer